Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of June 30, 2010, between Asbury Automotive Group, Inc., a Delaware corporation (the “Company”), and Philip Johnson, an individual resident of the State of Georgia (the “Executive”).

WHEREAS the Company and Executive entered in that certain Severance Pay Agreement for Key Employee, effective as of April 29, 2009 (the “Severance Agreement”); and

WHEREAS, the Company and Executive now wish to terminate and supersede the Severance Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereby agree as follows:

SECTION 1. Employment. The Company hereby employs Executive, and Executive accepts employment by the Company, on the terms and conditions contained in this Agreement.

SECTION 2. Term. The employment of Executive pursuant to the terms of this Agreement shall be effective as of July 1, 2010 (the “Effective Date”) and shall remain in effect through and until March 31, 2011 (the “Expiration Date”) unless earlier terminated pursuant to Section 11 hereof. The period of time between the Effective Date and the Expiration Date pursuant to the terms of this Agreement is herein referred to as the “Term”.

SECTION 3. Duties and Extent of Service. (a) During the Term, Executive shall serve as Human Resources Director of the Company and, in addition, in such other capacity or capacities for the Company, as may be commensurate with Executive’s seniority and experience and as determined by the Company’s Vice President/Chief Human Resources Officer.

(b) Executive shall report directly and exclusively to the Company’s Vice President/Chief Human Resources Officer. Executive shall work an average of thirty (30) hours per week and shall provide regular reports of workload.

(c) Executive shall perform such services and duties for the Company as are customarily performed by an employee in Executive’s position at a business such as the

Company’s business and as the Company may assign or delegate to him from time to time, including, without limitation, the services and duties set forth in Exhibit A attached hereto. Executive shall devote his full business knowledge and skill and reasonable best efforts to the performance of his duties for the Company and the promotion of its interests and, during the Term. Executive’s duties hereunder shall be performed primarily at the Company’s corporate headquarters in Duluth, Georgia or such other location(s) as the Company may require. Notwithstanding the foregoing, Executive shall undertake normal business travel on behalf of the Company.

SECTION 4. Base Salary. Executive shall be paid a base salary for the Term (the “Base Salary”) equal to $133,395, payable in accordance with the Company’s normal payroll practices.

SECTION 5. Retention Bonus. Subject to Section 11(a) hereof, Executive shall be eligible to receive a retention bonus (the “Retention Bonus”) equal to $200,000, payable in a single cash lump sum within ten (10) days following the Expiration Date, provided that Executive is employed on the Expiration Date.

SECTION 6. Incentive Compensation. (a) For the years 2010 and 2011, Executive shall not be eligible to earn an annual bonus.

(b) During the Term, Executive shall not be eligible to receive equity grants or other awards granted under a long term incentive plan or program. Any time-based vesting stock option and restricted stock awards held by Executive on the Effective Date shall continue to vest during the Term in accordance with their terms and conditions. The Company and Executive acknowledge that they are parties to those certain Performance Share Unit Award Agreements, dated February 6, 2008 and February 16, 2010 ( the “2008 Agreement” and “2010 Agreement,” respectively). Any awards granted under the 2008 Agreement and 2010 Agreement shall continue to vest during the Term in accordance with the terms and conditions of the applicable award agreement. Executive hereby accepts, acknowledges and agrees that Executive must be employed by the Company or an affiliate (i) with respect to the 2008 Agreement, on the Payment Date (as defined therein) in order to be entitled to payment with respect to any awards granted thereunder, and (ii) with respect to the 2010 Agreement, on each applicable Vesting Date (as defined therein) in order to be entitled to vesting with respect to any awards granted thereunder.

SECTION 7. Fringe Benefits. During the Term, Executive shall be entitled to participate, to the extent eligible, in such medical, dental, disability, life insurance and other benefit plans as the Company shall maintain for the benefit of employees generally, on the terms and subject to the conditions set forth in such plans.

SECTION 8. Expenses; Vacation. Upon the receipt from Executive of expense vouchers and other documentation reasonably requested by the Company, the Company shall reimburse Executive promptly in accordance with the Company’s policies and procedures for all reasonable expenses incurred by Executive in connection with Executive’s duties and responsibilities hereunder. Executive shall be entitled to four (4) weeks paid vacation during the Term.

SECTION 9. Noncompete, Nonrecruitment, and Nonsolicitation. (a) During the Term of this Agreement and for two (2) years following the Date of Termination (as defined below), Executive shall not without the prior written consent of the Company, directly or indirectly compete against the Company by performing services that are competitive with or similar to the human resources-related services that Executive provided for the Company during the last two (2) years of his employment with the Company with any business or activity which competes with the business of the Company. The prohibition on “any business or activity which competes with the business of the Company” shall be limited to AutoNation, Inc., Sonic Automotive, Inc., Lithia Motors, Inc., Penske Automotive Group, Inc., Group One Automotive Inc. and other competitive groups of similar size.

(b) During the Term and for one year thereafter, Executive shall not, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, solicit or recruit away or attempt to solicit or recruit away the employment of any person employed by the Company about whom Executive had knowledge during Executive’s employment with the Company, nor will Executive do anything to attempt to induce any such employee to terminate his/her employment with the Company. Executive understands and agrees that this restriction would prevent him from suggesting, directly or indirectly, to another person or business that they direct their recruitment efforts to any particular employees of the Company.

(c) During the Term and for two years thereafter, Executive shall not, directly or indirectly by assisting others, solicit or attempt to solicit any business from any of the Company’s customers with whom Executive had material contact during the last eighteen months of his employment with the Company, for the purpose of providing products or services that are competitive with those provided by the Company.

(d) It is the intent of the parties that this Agreement shall be considered severable in part and in whole, and that if any covenant shall be determined to be unenforceable in any part, that portion of the Agreement shall be severed or modified by the Court so as to permit enforcement of this Agreement to the extent reasonable. It is agreed by the parties that the obligations set forth herein shall be considered to be independent of any other obligations between the parties, and the existence of any other claim or defense shall not affect the enforceability of this Agreement or the available remedies.

(e) Executive agrees that the provisions of this Section 9 are reasonable and properly required for the adequate protection of the business and the goodwill of the Company.

SECTION 10. Nondisclosure.

(a) The parties hereto agree that during the course of his employment by the Company, Executive will have access to, and will gain knowledge with respect to, the Company’s Confidential Information (defined below). The parties acknowledge that unauthorized disclosure or misuse of such Confidential Information would cause irreparable damage to the Company. Accordingly, Executive agrees to the nondisclosure covenants in this Section 10. Executive represents that his experience and capabilities are such that the provisions of Section 9 hereof and this Section 10 will not prevent him from earning his livelihood. Executive agrees that he shall not (except as may be required by law), without the prior written consent of the Company during his employment with the Company under this Agreement, and any extension or renewal hereof, and for a period of two years after his termination of employment, use or disclose, or knowingly permit any unauthorized person to use, disclose or gain access to, any Confidential Information; provided, however, that Executive may disclose Confidential Information to a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Executive of his duties under this Agreement. Upon termination of this Agreement for any reason, Executive shall return to the Company the original and all copies of all documents and correspondence in his possession relating to the business of the Company or any affiliate, including but not limited to all Confidential Information, and shall not be entitled to any lien or right of retention in respect thereof.

(b) For purposes of this Agreement, “Confidential Information” shall mean all business information (whether or not in written form) which relates to the Company, any of its affiliates or their respective businesses or products or services and which is not known to the public generally, including but not limited to technical information or reports; trade secrets; unwritten knowledge and “know-how”; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation and other personnel-related information; contracts; and supplier lists. Notwithstanding anything herein to the contrary, “Confidential Information” shall not include any information that (i) at the time of Executive is made aware of such information, is generally available to the public, (ii) after Executive becomes aware of such information, becomes generally available to the public through no act or omission of Executive or (iii) is made available to Executive by a person (other than the Company, its affiliates or their respective directors or officers) who did not breach any confidentiality obligations to the Company or its affiliates in disclosing such information to Executive.

SECTION 11. Termination of Employment.

(a) Executive’s employment shall terminate automatically upon Executive’s death during the Term. Either the Company or Executive may terminate Executive’s employment in the event of Executive’s Disability during the Term, provided that Executive or the Company delivers a Notice of Termination (as defined below) in accordance with Section 11(d) hereof at least fourteen (14) days prior to the “Date of Termination” (the date on which Executive incurs a “separation from service” from the Company (within the meaning of Section 409A(a)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulation Section 1.409A-1(h))). Upon a termination of employment by reason of death or Disability, Executive (or his estate) shall be entitled to receive (i) the remaining salary payments through the end of the Term, and (ii) the Retention Bonus, payable in a single cash lump sum within ten (10) days following the Date of Termination.

(b) The Company may terminate Executive’s employment during the Term for Cause (as defined below), provided that the Company delivers a Notice of Termination in accordance with Section 11(d) hereof at least seven (7) days prior to the Date of Termination.

(c) Executive may terminate Executive’s employment during the Term for any reason, provided that Executive delivers a Notice of Termination in accordance with Section 11(d) hereof at least fourteen (14) days prior to the Date of Termination.

(d) Any termination by the Company for Cause or by reason of the Executive’s Disability, or by the Executive for any reason, shall be communicated by a Notice of Termination to the other parties hereto given in accordance with Section 23(e) hereof. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the Date of Termination (which date shall be not more than thirty (30) days after the giving of such notice). The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Executive’s or the Company’s rights hereunder.

(e) Upon termination of Executive’s employment for any reason, unless otherwise specified in a written agreement between Executive and the Company, Executive shall be deemed to have resigned from all offices, directorships, and other employment positions if any, then held with the Company, and shall take all actions reasonably requested by the Company to effectuate the foregoing.

(f) Executive hereby accepts, acknowledges and agrees that all unvested time-based stock option and restricted stock awards held by Executive on the Expiration Date (or the Date of Termination occurring other than for death or Disability, if earlier) shall be forfeited and shall expire on such date, and Executive shall have no rights to vesting or payment thereunder. All vested time-based stock option awards held by Executive on the Expiration Date (or the Date of Termination occurring other than for death or Disability, if earlier) may be exercised within ninety (90) days following such date and after such ninety (90) day period shall be forfeited and expire.

(g) Executive hereby accepts, acknowledges and agrees that (i) if the Expiration Date (or the Date of Termination, if earlier) occurs prior to the Payment Date (as defined in the 2008 Agreement) any awards granted under the 2008 Agreement shall be forfeited and expire and (ii) any unvested awards granted under the 2010 Agreement shall be forfeited and expire on the Expiration Date (or the Date of Termination, if earlier). As of the Expiration Date (or the Date of Termination, if earlier), Executive shall have no rights to vesting or payment under the 2008 Agreement or the 2010 Agreement.

(h) Notwithstanding the foregoing, if during the Term, a Date of Termination occurs as a result of Executive’s death or Disability, then the treatment of any outstanding equity awards held by Executive on such Date of Termination shall be governed by the terms and conditions of the applicable award agreement.

SECTION 12. Change in Control. In the event of a Change of Control, the treatment of any outstanding equity awards held by Executive on the date of consummation of the Change of Control shall be governed by the terms and conditions of the applicable award agreement. “Change of Control” shall mean the definition included in the applicable award agreement, if any. Upon a Change of Control within the Term, Executive shall be entitled to receive (i) the remaining salary payments through the end of the Term, and (ii) the Retention Bonus, payable in a single cash lump sum within ten (10) days following the Change of Control.

SECTION 13. Definitions.

(a) The definition of “Disability” is Executive’s physical or mental disability or infirmity that prevents the performance by Executive of his duties lasting (or likely to last, based on competent medical evidence presented to the Company) for a continuous period of six (6) months or longer.

(b) The definition of “Cause” is: (i) Executive’s gross negligence or serious misconduct (including without limitation any criminal, fraudulent or dishonest conduct) that is or may be injurious to the Company; (ii) Executive’s being convicted of, or entering a plea of nolo contendere to, any crime that constitutes a felony or involves moral turpitude; (iii) Executive’s breach of Sections 9 or 10 hereof; (iv) Executive’s willful and continued failure to perform Executive’s duties on behalf of Company or (v) Executive’s material breach of a written policy of the Company.

SECTION 14. Payment of Accrued Obligations. Upon termination of Executive’s employment with the Company for any reason, the Company shall pay Executive (or his estate, in the event of his death) Executive’s Base Salary earned through the Date of Termination and any vacation pay earned by Executive which has not been paid as of the Date of Termination and shall pay any accrued benefits under any Company benefit plan pursuant to the terms of such plan.

SECTION 15. Parachute Payment Limitation.

(a) Notwithstanding anything in this Agreement to the contrary, if any severance pay or benefits payable under this Agreement (without the application of this Section 15), either alone or together with other payments, awards, benefits or distributions (or any acceleration of any payment, award, benefit or distribution) pursuant to any agreement, plan or arrangement with the Company or any of its affiliates (the “Total Payments”), would constitute a “parachute payment” (as defined in Section 280G of the Code), then the following shall occur:

(i) Company’s independent auditors (the “Auditor”) shall compute the net present value to Executive of all the Total Payments after reduction for the excise taxes imposed by Code Section 4999 and for any normal income taxes that would be imposed on Executive if such Total Payments constituted Executive’s sole taxable income; and

(ii) The Auditor shall next compute the maximum Total Payments that can be provided without any such Total Payments being characterized as “Excess Parachute Payments” (as defined in Code Section 280G) and reduce the result by the amount of any normal income taxes that would be imposed on Executive if such reduced Total Payments constituted Executive’s sole taxable income.

(b) If the result derived in clause (i) above is greater than the result derived in clause (ii) above, then the Company shall pay Executive the full amount of the Total Payments without reduction. If the result derived from clause (i) above is not greater than the result derived in clause (ii) above, then the Company shall pay Executive the maximum Total Payments possible without any such Total Payments being characterized as Excess Parachute Payments. The determination of how such Total Payments will be reduced shall be made by Executive in good faith after consultation with the Company.

SECTION 16. Termination; Survival. Subject to Section 11 hereof, this Agreement shall terminate upon the death of Executive and may be terminated (a) by the Company (i) upon the Disability of Executive or (ii) for Cause or (b) by Executive for any reason. Notwithstanding the foregoing, if Executive’s employment terminates in a manner giving rise to a payment or benefit under Section 11, 12 or 14 hereof, such Section(s) shall survive the termination of this Agreement. Any post-employment covenants (e.g., Sections 9 and 10) survive the termination of Executive’s employment as set forth in the covenants.

SECTION 17. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

SECTION 18. Resolution of Disputes. Any disputes arising under or in connection with this Agreement or arising from or in connection with Executive’s employment or termination of employment shall be resolved by third party mediation of the dispute and, if such dispute is not resolved within thirty (30) days, by binding arbitration, to be held in or near the city in which the Company maintains its corporate headquarters at the time of the dispute, in accordance with the rules and procedures of the American Arbitration Association. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Each party shall bear his or its own costs of the mediation, arbitration or litigation. This clause shall not preclude or restrict the Company from seeking and obtaining injunctive relief in a court of competent jurisdiction.

Initials /s/ CRO	Initials /s/ PJ
Executive	For the Company

SECTION 19. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

SECTION 20. Withholding. All payments hereunder shall be subject to any required withholding of Federal, state and local taxes pursuant to any applicable law or regulation.

SECTION 21. Section Headings. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

SECTION 22. Internal Revenue Code Section 409A.

(a) If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Section 409A of the Code or any regulations or Treasury guidance promulgated thereunder, the Company shall, after consulting with Executive, reform such provision to comply with Section 409A of the Code, provided that the Company agrees to maintain, to the maximum extent practicable, the original intent and economic benefit to Executive of the applicable provision without violating the provisions of Section 409A of the Code.

(b) Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed on the Date of Termination, as applicable, to be a “specified employee”

within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment or the provision of any benefit that is required to be delayed in compliance with Section 409A(a)(2)(B) of the Code such payment or benefit shall not be made or provided (subject to the last sentence hereof) prior to the earlier of (A) the expiration of the six (6)-month period measured from the date of his “separation from service” (as such term is defined under Section 409A of the Code) or (B) the date of his death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 22 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to Executive that would not be required to be delayed if the premiums therefore were paid by Executive, Executive shall pay the full cost of premiums for such welfare benefits during the Delay Period and the Company shall pay Executive an amount equal to the amount of such premiums paid by Executive during the Delay Period promptly after its conclusion.

(c) To the extent permitted under Treasury Reg. §1.401A-2(b), the Company and Executive designate any payments that may be due Executive under Section 11 hereof to be treated as separate payments and not as installment payments.

(d) Neither the Company nor Executive shall either accelerate or delay any payment due under this Agreement that constitutes “nonqualified deferred compensation” within the meaning of Section 409A except to the extent permitted under Section 409A or regulations or Treasury guidance promulgated thereunder.

SECTION 23. Miscellaneous.

(a) This Agreement shall inure to the benefit of and shall be binding upon Executive and his executor, administrator, heirs, personal representative and permitted assigns, and the Company and its successors and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by one party without the consent of the others, except that this Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company whether by merger, consolidation, sale of assets or otherwise and reference herein to the Company shall be deemed to include any such successor or successors.

(b) Executive represents and warrants that (i) he is not subject to any agreement, understanding or limitation that could hinder or impair Executive’s ability to perform his duties hereunder and (ii) Executive’s entry into, and performance of his obligations under, this Agreement will not interfere or otherwise violate any other agreement to which Executive is a party or is bound.

(c) This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of Georgia, without regard to the conflicts of law principles of such State. No provision of this Agreement or any related document shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have structured or drafted such provision.

(d) This Agreement constitutes the entire agreement between the Company and Executive with respect to Executive’s employment by the Company and supersedes all prior agreements, if any, whether written or oral, between them, relating to Executive’s employment by the Company, including, without limitation, the Severance Agreement. Notwithstanding the foregoing, this Agreement does not supersede (except to the extent expressly provided herein) any of the terms or conditions of any time-based vesting stock option or restricted stock grants or any other similar agreements governing incentive compensation or stock grants that were entered into prior to the date hereof. This Agreement may not be changed, waived, discharged or terminated orally, but only by an instrument in writing, signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

(e) All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when (i) delivered personally, (ii) sent by certified or registered mail, postage prepaid, return receipt requested or delivered by overnight courier (provided that a written acknowledgment of receipt is obtained by the overnight courier) to the party concerned at the address indicated below or to such changed address as such party may subsequently give such notice of:

If to the Company	Asbury Automotive Group Inc. attn. General Counsel

2905 Premiere Parkway, Suite 300 Duluth, GA 30097

If to Executive	Philip Johnson

With a copy to:

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ASBURY AUTOMOTIVE GROUP, INC.,

By	/s/ Charles R. Oglesby
Name: Charles R. Oglesby
Title: President & Chief Executive Officer

/s/ Philip Johnson
Philip Johnson

Exhibit “A”

SERVICES AND DUTIES

Employee survey administration and rollout

•	Work with selected GMs to

•	Communicate results within the store

•	Help select discussion topics for employee focus groups

•	Monitor progress and follow-up communication of the recommendation from the focus groups

•	Counsel and advise select managers on improving issues that are in the survey

•	Help co-ordinate any follow-up surveys in stores with issues

General Manager Selection tool

•	Finish the creation of the GM selection tool with the Devine group

•	Assist with the administration and interpretation of the tool with potential candidates

HR Risk Profiles

•	Insure the completion of the creation of the HR risk process to be presented to the Risk committee in July

Compensation Committee

•	Provide background and any assistance in preparing materials for the Compensation Committee meetings

Proxy 2010

•	Help with initial drafting of the 2010 CD&A and other HR proxy disclosures

Executive search

•	Participate as need in any search efforts

•	Source and screen candidates as needed

Employee background and history

•	Be a resource for past arrangements, contacts, and past practices

•	Be available for consultation and advice related to any HR past practices

Turnover reduction project w/ Ken Jackson

•	Data collection, root cause analysis and corrective action proposals

Lead the process improvement initiative

•	Identify and select vendor to facilitate continuous process improvement